EXHIBIT 21.1

LIST OF SUBSIDIARIES
As of December 31, 2007

Entity Name (Indentations Indicate Control)	Jurisdiction of Incorporation or Formation
Capital Future Development Limited	British Virgin Islands
Zhejiang Yong Xin Digital Technology Company Limited	Peoples Republic of China
Hangzhou Wang Da Electronics Company Limited	Peoples Republic of China
Yiwu Yong Xin Telecommunication Company Limited	Peoples Republic of China
Hangzhou Sanhe Electronic Technology Limited	Peoples Republic of China
Shanghai Joy & Harmony Electronics Company Limited	Peoples Republic of China